UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2013

Commission File Number: 000-11743

WACOAL HOLDINGS CORP.

(Translation of registrant’s name into English)

29, Nakajima-cho, Kisshoin, Minami-ku

Kyoto, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Information furnished on this form:

EXHIBIT INDEX

Exhibit	Date	Description of Exhibit

1	February 25, 2013	Announcement Regarding Delisting American Depositary Receipts from NASDAQ and Deregistration under the U.S. Securities Exchange Act of 1934

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WACOAL HOLDINGS CORP. (Registrant)

By:	/s/ Ikuo Otani
Ikuo Otani
Senior Managing Director and General Manager of Corporate Planning

Date: February 25, 2013

[Exhibit 1]

[Translation]

February 25, 2013

To whom it may concern:
WACOAL HOLDINGS CORP.
Yoshikata Tsukamoto, President and Representative Director
(Code Number: 3591)
(Tokyo Stock Exchange, First Section)
(Osaka Securities Exchange, First Section)
Ikuo Otani, Senior Managing Director and
General Manager of Corporate Planning
(Telephone: +81(075)682-1010)

Announcement Regarding Delisting American Depositary Receipts from NASDAQ and

Deregistration under the U.S. Securities Exchange Act of 1934

We hereby announce that, at the meeting of our board of directors held today, a resolution was adopted authorizing us to submit an application in April 2013 to delist our American Depositary Receipts (“ADR”) from the NASDAQ Stock Market (“NASDAQ”) and to deregister our shares under the U.S. Securities Exchange Act of 1934 (“Exchange Act”).

Details

1.	Reason for Delisting

In January 1977, we conducted an ADR offering and listed our ADRs on NASDAQ for financing purposes, as well as to improve our brand recognition in the United States. Since then, we have met our disclosure obligations under the Exchange Act and have also made efforts to provide highly transparent financial reporting and active information disclosure through the establishment of internal controls as required by the Sarbanes-Oxley Act of 2002.

In recent years, however, the discrepancies between U.S. and Japanese disclosure and internal controls requirements have rapidly declined due to numerous factors, including the globalization of the Japanese securities market, significant increases in trading in the Japanese securities market by overseas investors and amendments to Japanese laws and regulations. As a result, the Japanese securities environment has undergone a significant change since the time we established our ADR program.

In light of this transformation in the market environment and the declining number of outstanding ADRs, we have concluded that the economic rationale for maintaining a NASDAQ listing has weakened, and have made a determination to apply to delist our ADRs from NASDAQ and to deregister our shares under the Exchange Act.

2.	Stock Exchange Listings Maintained following NASDAQ Delisting

Tokyo Stock Exchange

Osaka Securities Exchange

3.	Anticipated Schedule of Delisting and Deregistration

Early April 2013:	Notify NASDAQ of intention to delist ADRs
Mid-April 2013:	Apply for NASDAQ delisting and Exchange Act deregistration (Form 25)
Late April 2013:	Delist from NASDAQ
Apply for termination of registration and applicable disclosure obligations under the Exchange Act (Form 15F)
Late July 2013:	Deregistration under the Exchange Act and termination of applicable disclosure obligations under the Exchange Act become effective

This schedule is subject to change based on SEC comments, if any.

4.	Future Plans

We intend to maintain our ADR program after we delist from NASDAQ, and therefore anticipate that our ADRs will continue to be held and traded in the United States. While our disclosure obligations under the Exchange Act (including filing of annual reports on Form 20-F) will be terminated following our deregistration under the Exchange Act, we will continue to prepare and disclose on our homepage our consolidated financial statements in English in accordance with U.S. generally accepted accounting principles in order to enable investors to compare future results with past disclosure.

5.	For ADR-related Inquiries

The Bank of New York Mellon (U.S.)

Telephone:	1-888-BNY-ADRS (1-888-269-2377, toll-free number in the U.S.)
1-201-680-6825 (outside the U.S.)

Website:	www.adrbny.com

Email:	shrrelations@bnymellon.com
Business Hours: 9:00am – 5:00pm Mon to Fri (USEST)

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